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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                            ------------------------


                            HEARTLAND WISCONSIN CORP.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)


                                      NONE
                                 (CUSIP Number)

                                 SCOTT A. BLAIR
                            HEARTLAND WISCONSIN CORP.
                             6635 SOUTH 13TH STREET
                           MILWAUKEE, WISCONSIN 53221
                                 (414) 764-9200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 AUGUST 17, 1998
             (Date of Event which Requires Filing of this Statement)


                          -------------------------


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed"for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: None                                                Page 2 of 4 Pages

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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                      FRANK P. GIUFFRE

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  / /
         (b)  / /

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3.       SEC Use Only

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4.       Source of Funds (See Instructions):  PF

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5.       Check if Disclosure of Legal Proceedings Required Pursuant to Items
         2(d) or 2(e)  / /

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6.       Citizenship or Place of Organization:  UNITED STATES

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                           7.  Sole Voting Power:             200,000 SHARES

                           -----------------------------------------------------
Number of
Shares Bene-               8.  Shared Voting Power:           NONE
ficially
Owned by Each              -----------------------------------------------------
Reporting
Person With                9.  Sole Dispositive Power:        200,000 SHARES

                           -----------------------------------------------------

                           10. Shared Dispositive Power:      NONE

                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                                 200,000 SHARES

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)   / /

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13.      Percent of Class Represented by Amount in Row (11):  48.1%

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14.      Type of Reporting Person (See Instructions):  IN
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CUSIP No.: NONE                                                Page 3 of 4 Pages

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ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, par value $0.0001 per share ("Shares"), and the name of the issuer of the Shares is Heartland Wisconsin Corp. ("Issuer"); the address of the principal executive offices of the Issuer is 6635 South 13th Street, Milwaukee, Wisconsin 53221.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The person filing this statement is Frank P. Giuffre.

         (b) Mr. Giuffre's business address is 6635 South 13th Street, Milwaukee, Wisconsin 53221.

         (c) The present principal occupation of the reporting person:

         Frank P. Giuffre is the President, a director and a principal shareholder of Giuffre Bros. Cranes, Inc. ("Giuffre Cranes"), located at 6635 South 13th Street, Milwaukee, Wisconsin 53221. Giuffre Cranes is a Delaware corporation engaged in the sale, rental and servicing of truck-mounted cranes and transportable storage containers, to dealers and at retail, throughout the United States. Mr. Giuffre is also a director, a Vice President and the Treasurer of the Issuer. The Issuer is a Wisconsin corporation which provides direct financing (principally in the form of sales-type full payout leases) to facilitate the acquisition of products by customers of Giuffre Cranes and Rexworks, Inc. ("Rexworks"), a Delaware corporation which designs, manufacturers and sells truck-mounted concrete mixers. The Issuer also provides financing to customers of vendors other than Giuffre Cranes and Rexworks and/or, acting as broker, arranges such financing with third-party finance companies on a commission basis. Both Giuffre Cranes and Rexworks are affiliates of the Issuer. The address of the Issuer is 6635 South 13th Street, Milwaukee, Wisconsin 53221.

         (d) Mr. Giuffre has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) During the last five years, Mr. Giuffre has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which proceeding he was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Giuffre is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Frank P. Giuffre acquired beneficial ownership of 500 Shares upon the inception of the Issuer in August, 1995; the aggregate purchase price of such Shares was $130,000, which was paid by Mr. Giuffre with his personal funds. The number of Shares beneficially owned by Mr. Giuffre increased from 500 to 200,000 as a result of a 400-for-1 split in its common stock effected by the Issuer in June, 1998; no additional consideration was paid by Mr. Giuffre in connection with such common stock split. Accordingly, Mr. Giuffre has paid an aggregate of $130,000, in cash, to purchase an aggregate of 200,000 Shares (all of the Shares beneficially owned by him as of the date of filing of this statement).

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Giuffre has made the purchases described in Item 5 for purposes of investment; based upon his continuing assessment of the business results and prospects of the Issuer, market conditions, economic conditions and other relevant factors, Mr. Giuffre may determine to dispose of all or a portion of the Shares held by him or to purchase additional Shares for investment.
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CUSIP No.:                                                     Page 4 of 4 Pages

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of September 30, 1998 (as reported on the Form 10-QSB filed by the Issuer for the three months ended August 31, 1998), 415,500 Shares were issued and outstanding; no unissued Shares were subject to options or other rights to acquire. Accordingly, percentage calculations appearing in this statement are based upon 415,500 Shares. Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Giuffre beneficially owns 200,000 or 48.1% of the Shares.

         (b) Mr. Giuffre holds sole voting and dispositive power with respect to all of the 200,000 Shares beneficially owned by him.

         (c) Not Applicable.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.





                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  January 12, 1999



                                            /S/ FRANK P. GIUFFRE
                                   ---------------------------------------
                                      Frank P. Giuffre, Vice President,
                                           Treasurer and Director